WORK Medical Technology Group LTD

October 5, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Ada D. Sarmento
Dorrie Yale

Re:	WORK Medical Technology Group LTD
Draft Registration Statement on Form F-1
Submitted on June 23, 2022
CIK No. 0001929783

Ladies and Gentlemen:

This letter is in response to the letter dated September 7, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we,” and “our”). For the purpose of the amended Draft Registration Statement on Form F-1 and this letter, references to “the Group” are to the Company and its PRC subsidiaries, including Work (Hangzhou) Medical Treatment Technology Co., Ltd., Shanghai Saitumofei Medical Treatment Technology Co., Ltd., Hunan Saitumofei Medical Treatment Technology Co., Ltd., Hangzhou Woli Medical Treatment Technology Co., Ltd., Hangzhou Shanyou Medical Equipment Co., Ltd., Shanghai Chuqiang Medical Equipment Co., Ltd., and Hangzhou Hanshi Medical Equipment Co., Ltd., collectively. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We acknowledge your revised disclosures in response to our prior comment 1. However, please further revise your disclosures throughout your prospectus to reflect that the operations of your PRC subsidiaries could affect other parts of your business. As one example only, please revise your risk disclosures throughout your prospectus to clearly reflect that risks faced by your PRC subsidiaries could also affect the Group as a whole.

In response to the Staff’s comments, we revised the disclosures on the cover page and throughout the Amended Draft Registration Statement No. 2, to state that the operations of our PRC subsidiaries could affect other parts of our business. We also revised our disclosures throughout the prospectus to clearly reflect that risks faced by our PRC subsidiaries could also affect the Group as a whole.

2. Please disclose here how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.

In response to the Staff’s comments, we revised the disclosures on the cover page of the Amended Draft Registration Statement No. 2 and on page 25 to provide that any regulatory actions related to data security or anti-monopoly concerns in Hong Kong are unlikely to impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange, because we have never had, nor do we have any current plans to have, any substantive operations, including any data-related operations, in Hong Kong. Work Medical Technology Group (China) Limited, our only subsidiary in Hong Kong, has yet to commence operations, and is expected to be limited to operating as an investment holding company in the future without any substantive or data-related operations in Hong Kong.

About This Prospectus, page 1

3. We note that your revised definitions for “China” and “the PRC” refer to the laws and regulations of mainland China, excluding that of Hong Kong, Macau and Taiwan. Please revise to (1) clarify that legal and operational risks associated with operating in China also apply to your operations in Hong Kong, (2) discuss the commensurate laws and regulations in Hong Kong, and (3) address throughout your filing the legal and regulatory risks and consequences associated with your operations in Hong Kong and those laws and regulations. As an example only, please expand your disclosure under the heading "Enforceability of Civil Liabilities" to address risks related to the enforceability of judgments in Hong Kong. Please also further revise your structure charts so that they are legible.

In response to the Staff’s comments, we revised the disclosure on the cover page of the Amended Draft Registration Statement No. 2, to provide that there is no assurance that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, will not be applicable to Work Medical Technology Group (China) Limited, our Hong Kong subsidiary, due to changes in the current political arrangements between mainland China and Hong Kong or other unforeseeable reasons.

We added a risk factor on page 32 of the Amended Draft Registration Statement No. 2 to disclose that “[t]he enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region and Hong Kong Autonomy Act of U.S. could impact our Hong Kong holding subsidiary”, to further discuss the potential impact the laws of PRC and the U.S. may have on our Hong Kong subsidiary. In addition, we have added disclosure on page 121 to provide a discussion of the regulations related to business registration in Hong Kong, and to provide that, except for the application of a business registration certificate under the Business Registration Ordinance of Hong Kong, we are not required to obtain any industry-specific license, permit, authorization or qualification for our Hong Kong subsidiary.

We expanded the disclosures on pages 22 and 58 of the Amended Draft Registration Statement No. 2 in the sections of Risk Factors and Enforceability of Civil Liabilities, to discuss the costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management.

We also revised the structure charts to make them legible.

Prospectus Summary, page 3

4. We refer to your revised disclosures in response to prior comment 17. In an appropriate place in the Summary, please add disclosure to explain that as none of your PRC subsidiaries that manage production lines have prepared the required regulatory reports in connection with fire protection laws and regulations, they may be ordered to stop use of their production lines. Additionally, please move the chart beginning at the bottom of page 6 to the Business section as such detailed information is not appropriate for the summary.

In response to the Staff’s comments, we revised the disclosure on page 8 of the Amended Draft Registration Statement No. 2, to state that our PRC subsidiaries are subject to fire protection laws, but none of the PRC subsidiaries that manage production lines have prepared the required regulatory reports in connection with fire protection laws and regulations, and they may be ordered to stop use of their production lines. Since the PRC subsidiaries are medical device manufacturers and all of their products are manufactured by operation of such production lines, any such development could materially and adversely affect the PRC subsidiaries’ and our business, financial condition and results of operations. We also added a reference to the risk factor of failure of compliance with fire protection laws.

We further moved the chart to the Business section beginning on page 88.

Dividends and Other Distributions, page 10

5. We acknowledge your revised disclosures in response to prior comment 7. Please further revise to clarify your statement that your subsidiary declared the dividend as a result of reducing amounts due to you from the related parties. Additionally, revise to clarify that the dividends were declared to your COO and his spouse, and that they are minority shareholders in the subsidiary.

In response to the Staff’s comments, we revised the disclosure on page 9 of the Amended Draft Registration Statement No. 2, to clarify that the dividend, declared by our subsidiary Hangzhou Shanyou, was a result of the Company recognizing a reduction of amounts due from related parties as a dividend that reduced the Company’s retained earnings. We also clarified in the same paragraph, that the dividends were paid to our chief operating officer, Baiming Yu, and his spouse, Liwei Zhang, both of whom are minority shareholders of Hangzhou Shanyou.

Risk Factors, page 19

6. Please provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong which result in oversight over data security and explain how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations or policies that have been issued.

In response to the Staff’s comments, we revised the disclosure on page 25 of the Amended Draft Registration Statement No. 2, to provide the commensurate law in Hong Kong, The Personal Data (Privacy) Ordinance, which addresses oversight over data security, and explain that we do not expect that any regulatory actions related to data security or anti-monopoly concerns in Hong Kong will impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange, because we have never had, and do not plan to have, any material operations in Hong Kong.

The PRC government exerts substantial influence over the manner in which the PRC subsidiaries conduct their business activities., page 21

7. We note your revisions in response to prior comment 2. Please revise the heading for this risk factor to state that the substantial influence that the PRC government may exert over you could cause your ordinary shares to "significantly" decline in value. Please also revise references to this risk factor and any similar disclosure throughout the prospectus, such as on pages 10, 11 and 12.

In response to the Staff’s comments, we revised the disclosure on page 20 of the Amended Draft Registration Statement No. 2, to state that the substantial influence that the PRC government may exert could cause our ordinary shares to "significantly" decline in value. We also revised references to this risk factor on the cover page, pages 8 and 10 of the Amended Draft Registration Statement No. 2, and any similar disclosure throughout the prospectus.

Our COO and Liwei Zhang has substantial influence over our company. . . ., page 46

8. We acknowledge your revised disclosures in response to prior comments 10 and 12. Please further revise to remove mitigating language from your revised risk factors, such as the language at the bottom of page 33. Additionally, if the other three shareholders are not related parties with Mr. Yu or Ms. Zhang, please remove the reference in this risk factor to those shareholders of Hangzhou Hanshi. If they are related parties, please revise here and in your organizational structure disclosures to explain this relationship.

In response to the Staff’s comments, we revised the disclosure on page 34 of the Amended Draft Registration Statement No. 2, to remove mitigating language from the risk factor.

Because the other three shareholders are not related parties with Mr. Yu or Ms. Zhang, we revised the disclosure on page 47 to remove the reference in the risk factor to those shareholders of Hangzhou Hanshi.

Financing, page 89

9. We refer to your revised disclosures in response to prior comment 14, and note that your revolving credit agreement with the Bank of Beijing as well as various other financing agreements that you reference have expired or been repaid or will soon be repaid. To the extent applicable, please revise to provide updated disclosures regarding the material terms of any new and material financing arrangements, and file such agreements.

In response to the Staff’s comments, we revised the disclosure on page 99 of the Amended Draft Registration Statement No. 2 to include material terms of the financing agreements. Additionally, we have filed these financing agreements as exhibits to the Amended Draft Registration Statement No. 2.

Intellectual Property, page 93

10. We refer to your revised disclosures in response to prior comment 16. You state that you do not expect any material effects on your business from patents that expire within the next few years because "[o]nce a patent expires, the PRC subsidiaries will pay the renewal fee. .. . to maintain the patent's validity." Please revise your disclosures to explain the basis for your statement that expired patents can be renewed.

In response to the Staff’s comments, we revised the disclosure on page 103 of the Amended Draft Registration Statement No. 2. to correct our disclosure and to clarify that, according to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 with effect from June 1, 2021, and as advised by our PRC counsel, Jingtian & Gongcheng, the patent owner must pay the annual fee within the patent validity period commencing from the year in which the patent right is granted, otherwise the patent right will be terminated in mainland China, and once a patent is expired, it cannot be renewed.

Related Party Transactions, page 117

11. Your revised disclosures in response to prior comment 19 indicate that you have ongoing loans with related parties. Please expand your disclosures to provide the largest amount outstanding during the period since the beginning of the preceding three financial years up to the date of your prospectus. Ensure that for each loan, you describe the nature of the loans as well as the transaction in which it was incurred, and state the interest rate on the loan (or state that they are interest-free). Clarify your disclosure to explain how the dividends to Mr. Yu and Ms. Zhang from Hangzhou Shanyou are reflected in these amounts and that Mr. Yu is also your COO. Refer to Item 7.B. of Form 20-F. In addition, please provide your analysis on how you intend to comply with Section 13(k)(1) of the Exchange Act.

In response to the Staff’s comments, we revised the disclosure on page 129 of the Amended Draft Registration Statement No. 2, to provide the largest loan amount outstanding, due to loan to Hangzhou Shuige Technology Co., Ltd., during the period since the beginning of the preceding three financial years up to the date of the prospectus. We described the nature of the loans as well as the transaction in which it was incurred and stated that they are interest-free.

We further revised the disclosure on page 130 of the Amended Draft Registration Statement No. 2, to clarify that in the fiscal year ended September 30, 2021, Hangzhou Shanyou declared dividends to our chief operating officer Baiming Yu and his spouse Liwei Zhang (also collectively as minority shareholders of Hangzhou Shanyou), with the consent of all parties. The dividends were implemented to reduce the outstanding balance due from Liwei Zhang and Xiaoshan Ance by $860,585 and $307,352, respectively.

To comply with Section 13(k)(1) of the Exchange Act, we revised our disclosure on page 130 of the Amended Draft Registration Statement No. 2, to clarify that all of the loans to related parties are expected to be repaid in full before the public filing of this registration statement, but will be depicted as outstanding in the Group’s financial statements through June 30, 2022.

General

12. Please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

In response to the Staff’s comments, we revised the disclosure on the cover page and pages 11, 12 and 31 of the Amended Draft Registration Statement No. 2, to address this additional development.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

5